SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)


                              Century Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Class A Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    156432106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                    Sy Jacobs
                            c/o JAM Managers, L.L.C.
                                 One 5th Avenue
                            New York, New York 10003

                                       and

                                  Paul Magidson
                     c/o Castine Capital Management, L.L.C.
                       One International Place, Suite 2401
                           Boston, Massachusetts 02110
                                 (617) 310-5190
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 14, 2005
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

CUSIP No.  156432106
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JAM Partners, L.P. - 13-3810784

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     210,000

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     210,000

10.  SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     210,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.1%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No.  156432106
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JAM Managers, L.L.C. - 13-4063169

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     210,000

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     210,000

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     210,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.1%

14.  TYPE OF REPORTING PERSON

     OO

CUSIP No.  156432106
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Sy Jacobs

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC, PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     230,000

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     230,000

10.  SHARED DISPOSITIVE POWER

     0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     230,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.7%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No.  156432106
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Castine Partners, LP - 38-3674333

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     53,786

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     53,786

10.  SHARED DISPOSITIVE POWER

     0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     53,786

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.5%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No.  156432106
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Castine Partners II, LP - 20-0758073

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     38,688

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     38,688

10.  SHARED DISPOSITIVE POWER

     0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     38,688

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.1%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No.  156432106
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Castine Offshore Fund, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     17,702

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     17,702

10.  SHARED DISPOSITIVE POWER

     0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,702

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.5%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No.  156432106
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Paul Magidson

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     110,176

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     110,176

10.  SHARED DISPOSITIVE POWER

     0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     110,176

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.2%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No.  156432106
            ---------------------

-------------------------------------------------------------------------------
Item 1.  Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this "Schedule 13D") relates is the Class A Common Stock, $1.00 par value per share (the "Class A Common Stock"), of Century Bancorp, Inc. ("Century Bancorp"). Century Bancorp is a Massachusetts corporation with its principal executive offices located at 400 Mystic Avenue, Medford, MA 02155.

-------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a) This Schedule 13D is being filed by JAM Partners, L.P., a Delaware limited partnership ("JAM Partners"), (ii) JAM Managers L.L.C., a Delaware limited liability company ("JAM Managers"), (iii) Sy Jacobs, a citizen of the United States of America ("Jacobs"), (iv) Castine Partners, LP, a Delaware limited partnership ("Castine Partners"), (v) Castine Partners II, LP, a Delaware limited partnership ("Castine Partners II"), (vi) Castine Offshore Fund, Ltd., a Cayman Islands corporation ("Castine Offshore"), and (vii) Paul Magidson, a citizen of the United States of America ("Magidson"). These filers are referred to individually as a "Reporting Person" and collectively as "Reporting Persons".

     (b) The business office of JAM Partners, JAM Managers L.L.C., and Jacobs is One Fifth Avenue, New York, New York 10003. The business office of Castine
Partners,  Castine  Partners  II,  Castine  Offshore and Magidson is c/o Castine
Capital Management, LLC, One International Place, Suite 2401, Boston, Massachusetts 02110.

     (c) JAM Partners is an investment fund, JAM Managers is the general partner of JAM Partners, and Jacobs' is a managing member of JAM Managers. Castine Partners, Castine Partners II, and Castine Offshore are investment funds, and Magidson is a managing member of the general partner or investment manager of these investment funds.

     (d) None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e) None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years, and no Reporting Person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

-------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

With respect to all Reporting Persons other than Jacobs, the source of funds used in making the purchases was working capital. With respect to Jacobs, the source of funds used in making the purchases was working capital and personal funds.

-------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

With respect to all Reporting Persons, the purpose of the transaction was to invest in Century Bancorp's Class A Common Stock. None of the Reporting Persons has any plans or proposals that relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the issuer's business or corporate structure;

     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

However, the Reporting Persons have certain concerns regarding the management, operations, and corporate governance of Century Bancorp, and on September 14, 2005 JAM Partners sent a letter to the Board of Directors of Century Bancorp expressing these concerns. A copy of this letter is attached to this Schedule 13D as Exhibit 1.

-------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

The Reporting Persons believe that the filing of this Schedule 13D is not required pursuant to the Securities Exchange Act of 1934, as amended, or the regulations and rules promulgated thereunder. However, the Reporting Persons are filing this Schedule 13D on a voluntary basis. Neither the filing of this
Schedule 13D nor any of its contents shall be deemed to constitute an admission that any person filing this Schedule 13D is the beneficial owner of any Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

     (a) As of July 31, 2005, 3,435,677 shares of Century Bancorp's Class A Common Stock were outstanding (as disclosed in Century Bancorp's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005). The aggregate number and percentage of Class A Common Stock held by each Reporting Person is disclosed in Items 11 and 13 of such Reporting Person's cover page to this
Schedule 13D.

     (b) The number of shares of Class A Common Stock as to which each Reporting Person has (i) sole or shared power to vote or to direct the vote and (ii) sole or shared power to dispose or to direct the disposition is disclosed in Items 7, 8, 9, and 10 of such Reporting Person's cover page to this Schedule 13D.

     (c) There have been no transactions in the shares of Class A Common Stock effected during the past 60 days by any of the Reporting Persons.

-------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have agreed to share the legal expenses associated with preparing this Schedule 13D and to jointly file this Schedule 13D.

-------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

Exhibit No.         Description

1                   Letter from JAM Partners, L.P. to the Board of
                    Directors of Century Bancorp, Inc. dated September 14, 2005.

2 Joint Filing Agreement among the Reporting Persons dated as of September 14, 2005.

-------------------------------------------------------------------------------

                                   SIGNATURE



     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2005

                                           SY JACOBS


                                           /s/ Sy Jacobs

                                           -------------------------------
                                               Sy Jacobs


                                           JAM PARTNERS, L.P.


                                           By:  JAM Managers L.L.C.
                                                General Manager

                                             By:    /s/ Sy Jacobs

                                            -------------------------------
                                            Name:   Sy Jacobs
                                            Title:  Managing Member



                                           JAM MANAGERS L.L.C.

                                           By:  /s/ Sy Jacobs

                                                ---------------------------
                                                Name:   Sy Jacobs
                                                Title:  Managing Member


                                           CASTINE PARTNERS, LP

                                           By:  /s/ Paul Magidson

                                                ---------------------------
                                                Name:  Paul Magidson
                                                Title:  General Partner


                                           CASTINE PARTNERS II, LP

                                           By:  /s/ Paul Magidson

                                                 --------------------------
                                                 Name:  Paul Magidson
                                                 Title:  General Partner

                                           CASTINE OFFSHORE FUND, LTD.

                                           By:  /s/ Paul Magidson

                                                 -----------------------------
                                                 Name:  Paul Magidson
                                                 Title:  General Partner


                                           PAUL MAGIDSON

                                           By:  /s/ Paul Magidson

                                                 -----------------------------
                                                 Name:  Paul Magidson

                                                                   Exhibit 1
                                                                   ---------


Via mail, email (msloane@century-bank.com), and facsimile (781-393-4070)

September 14, 2005

The Board of Directors
c/o Marshall M. Sloane
Chairman of the Board
Century Bancorp, Inc.
400 Mystic Avenue
Medford, MA  02155

Dear Members of the Board of Directors;

I am writing to express our group's disappointment over several things: your decision to decline to meet with us, the continued poor performance of the bank, the continuing large gap between Century Bancorp's current stock price and its value as a partner with a larger institution, and ongoing lack of fair corporate governance. We hope that this refusal is not indicative of mere close-mindedness but rather that the Board takes its fiduciary responsibility seriously enough to be exploring other options privately even as we write this letter.

Since we wrote to the Board of Directors on June 7, Century Bancorp has reported yet another disappointing quarter. In fact, the second quarter marked an even worse showing than that of the first. Based on the supportive rhetoric put forth in management and Board statements, we imagine that the second quarter financial results must have come as a surprise even to them. It seems unlikely that one would speak so convincingly of a glowing future if this was the expected near term performance. Return on equity slipped further from the first quarter to 7.8% and the efficiency ratio worsened as well to 75.5%. In addition, the net interest margin continued to weaken as a result of management's balance sheet positioning. Century remains one of the worst performing banks in its peer group. There are precious few percentiles between you and the bottom of the profitability rankings. Note again that the first quarter, which was better than the most recent quarter, was supposed to demonstrate the beginning of Century Bank's capacity to "excel" and to "thrive," in the words of management. One can only wonder if such poor performance is how management defines such terms.

There are many examples of what we consider to be financial ineptitude. We have to ask why, for instance, Century offers (as of 9/5/05) a special rate of 3.59% on a 10-month CD when the available-for-sale securities portfolio yields only 3.39%? While this appears to us to produce a loss even before allocation of non-interest expense, perhaps Century management believes that it can make up for such losses with volume. We also puzzle over the apparent dichotomy between Director Karl Case's recent comments to the Wall Street Journal and the Boston Globe regarding a softening Massachusetts real estate market (based on canceled listings) and the growth in Century Bank's home equity loans and construction and land development loans. Despite Mr. Case's comments on declining demand in the housing market, Century grew its home equity loans by 10% and construction and land development loans by 16% in the second quarter. Note that the annualized growth rates of these portfolios are 46% and 81%, respectively. Given Mr. Case's sentiment, we do not understand the rationale for such growth in these seemingly higher-risk loan categories.

Other institutional investors have weighed in on the issues raised in our initial 13D filing, with two (including an 11% holder of A shares) having written letters to the board in support of our case. We have also received oral encouragement from other large Class A shareholders. It is clear that we are not the only shareholders that recognize Century's dual class share structure for the unfair management entrenchment that it is. In addition to the lack of accountability that such a structure fosters, the Sloanes add insult to injury with the nepotism policy that plagues the financial returns at Century. Look no further than the Wall Street Journal article of August 1, 2005 entitled "All In The Family," which points out the poor track record of companies with nepotistic succession. The subtitle is "Why should executive posts at publicly traded companies be passed on like heirlooms?" We are confident that any shareholder referendum that we put before the Class A shareholders (were we allowed to do so) would result in an overwhelming repudiation of management's current policies of nepotism and ineffective financial management and would wholeheartedly endorse the hiring of an independent investment bank to explore the strategic options of the company.

On July 12th, Century management announced that the Board had approved a 300,000 share stock repurchase program. Why was the Class A stock attractive at $35 (the July 11th close) and not at $27 five weeks earlier? A similar authorization was approved one year earlier and not a single share was repurchased. It certainly appears that management is big on talk but not on action. In fact, the upward moves in Century stock have come when we have spoken (our initial letter and my interview in Barron's) and the downward moves when management has repeated its usual rhetoric about long term value creation and the commitment to independence. We would suggest that simply repeating that independence is the best course of action is not in itself a course of action.

We believe that there would be a line of buyers were Century to explore a possible sale of the bank. Subsequent to our last letter, we have had conversations with management teams at other banks to gauge whether or not we are accurate in our assessment that Century is a desirable acquisition candidate despite (or, perhaps, because of) management's inability to put the bank's attractive deposits to work in a way that falls to the bottom line. Our conclusion is that there exist other banks that would be willing to pay a significant premium to the current stock price for Century Bank. Compare this to the outlook of Gerard Cassidy of RBC Capital Markets, who stated in a June research report that Century is worth $20 per share based on its fundamentals as an independent entity. Note that Mr. Cassidy is an independent research analyst and not in any way affiliated with our group. His opinion is unbiased. How can the Board refuse to address this seeming dichotomy? We would like to ask who, other than the Board, would favor a $20 share price over the $46-57 per share range we cite in our June letter as our estimate of Century's value to a bank purchaser?

How does the independent board reconcile its refusal to meet with us to discuss our questions about continued independence and poor results with the statement in your June 10th press release that "Century Bank is committed to listening to any shareholder concerns regarding the ongoing operations and management of the Bank?" We would hope that the Board would wish to learn more about our conversations with potential partners that are eager to express such interest to the Board. In closing, we again call on the independent Board members to meet with us to discuss the above issues.

We will soon file a 13D statement with the SEC with this letter attached as an exhibit. We look forward to your response in regard to accommodating our request for a meeting with the independent directors.

Sincerely,



Sy Jacobs
Managing Member
Jacobs Asset Management, L.L.C.
JAM Managers, L.L.C.
As General Partner for JAM Partners, L.P.

                                                                 Exhibit 2

                             Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Class A Common Stock, $1.00 par value per share, of Century Bancorp, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this 14th day of September, 2005.

JAM PARTNERS, L.P.

By:  JAM Managers L.L.C., its general partner

By:  /s/ Sy Jacobs
    -------------------------------
Name:  Sy Jacobs
Title:  Managing Member

JAM MANAGERS L.L.C.

By:  /s/ Sy Jacobs
    --------------------------------------
Name:  Sy Jacobs
Title:  Managing Member

SY JACOBS

By:  /s/ Sy Jacobs
    --------------------------------------
Name:  Sy Jacobs

CASTINE PARTNERS, LP

By:  /s/ Paul Magidson
    --------------------------------------
Name:  Paul Magidson
Title:  General Partner

CASTINE PARTNERS II, LP

By:  /s/ Paul Magidson
    --------------------------------------
Name:  Paul Magidson
Title:  General Partner

CASTINE OFFSHORE FUND, LTD.

By:  /s/ Paul Magidson
    ---------------------------------------
Name:  Paul Magidson
Title:  General Partner


PAUL MAGIDSON

By:  /s/ Paul Magidson
    ---------------------------------------
Name:  Paul Magidson





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